Exhibit 99.9.8

BRAMSON, PLUTZIK, MAHLER & BIRKHAEUSER, LLP
Alan R. Plutzik (Bar No. 077785)
2125 Oak Grove Road, Suite 120
Walnut Creek, California 94598
Telephone: (925) 945-0200

FARUQI & FARUQI, LLP
Nadeem Faruqi
Shane Rowley
Adam Gonnelli
320 East 39th Street
New York, NY 10016
Telephone: (212) 983-9330
Facsimile: (212) 983-9331

Attorneys for Plaintiff

SUPERIOR COURT OF THE STATE OF CALIFORNIA
FOR THE COUNTY OF SANTA CLARA

MOE YASSIN, On Behalf of Himself and All Others Similarly Situated,	Case No.
CLASS ACTION
Plaintiff,
FIRST AMENDED COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY
V.

SILICONIX, INC., TIMOTHY V. TALBERT, THOMAS C. WERTHEIMER, HANSPETER EBERHARDT, DR. KING OWYANG, and GLYNDWR SMITH, and VISHAY INTERTECHNOLOGY, INC.,	DEMAND FOR JURY TRIAL

Defendants.

COMPLAINT BASED UPON SELF DEALING AND BREACH OF FIDUCIARY DUTY

44192

Plaintiff, by his attorneys, alleges as follows:

SUMMARY OF THE ACTION

1.             This is a class action brought by plaintiff on behalf of the holders of Siliconix, Inc. (“Siliconix” or the “Company”) to enjoin the proposed acquisition of the publicly owned shares of Siliconix common stock by Vishay Intertechnology, Inc. (“Vishay”) as detailed herein (the “Proposed Transaction”).

2.             In pursuing the unlawful plan to sell Siliconix for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

3.             In pursuing the unlawful plan to facilitate the acquisition of Siliconix by its majority owner Vishay, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

4.             In fact, instead of attempting to obtain the highest price reasonably available for Siliconix, the individual defendants spent substantial efforts tailoring the structural terms of the Proposed Transaction to meet the specific needs of Vishay.

5.            In essence, the Proposed Transaction is the product of a hopelessly flawed process that was designed to ensure the sale of Siliconix to its majority shareholder Vishay and is not in the best interests of plaintiff and the other public stockholders of Siliconix.

JURISDICTION AND VENUE

6.             This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, § 10, because this case is a cause not given by statute to other trial courts.

7.             This Court has jurisdiction over Siliconix. Siliconix conducts business in California and has affiliated companies that are citizens of California. Siliconix’s principal manufacturing plant and general offices are located in four two-story buildings totaling 220,100 square feet on a 12-acre site in Santa Clara, California. Moreover, various Annual Meetings of Stockholders have been held in the main auditorium at the Company’s corporate headquarters at 2201 Laurelwood Road, Santa Clara, California. This action is not removable.

8.             Venue is proper in this Court because the conduct at issue took place and had an effect in this County, and because Siliconix resides in this County.

PARTIES

9.           Plaintiff Moe Yassin is, and at all times relevant hereto was, a shareholder of Siliconix.

10.          Defendant Siliconix is a leading manufacturer of power MOSFETs, power ICs, analog switches, and multiplexers for computers, cell phones, fixed communications networks, automobiles, and other consumer and industrial electronic systems. With 2004 worldwide sales of $466.1 million, the Company’s facilities include a company-owned Class 1 wafer fab dedicated to the manufacture of power products in Santa Clara, California, and a Class 1 wafer fab located in Itzehoe, Germany utilized under a lease arrangement. The Company’s products are also fabricated by subcontractors in Japan, Germany, China, Taiwan, and the United States. Assembly and test facilities include a company-owned facility in Taiwan, a joint venture in Shanghai, China, and subcontractors in the Philippines, China, Taiwan and Israel.

11.           Defendant Vishay is one of the world’s largest manufacturers of discrete semiconductors (diodes, rectifiers, transistors, and optoelectronics) and selected ICs, and passive electronic components (resistors, capacitors, inductors, and transducers). Vishay’s components can be found in products manufactured in a very broad range of industries worldwide. Vishay is headquartered in Malvern, Pennsylvania, and has operations in 17 countries employing over 25,000 people. Vishay currently owns approximately 80.4% of the outstanding Siliconix common stock. Vishay also trades on the New York Stock Exchange (“NYSE”) under the symbol VSH.

12.         Defendant Dr. King Owyang (“Owyang”) is a director of the Company. Owyang is also President and Chief Executive Officer (“CEO”) of the Company.

13.          Defendant Thomas C. Wertheimer (“Wertheimer”) is a director of the Company. Wertheimer also serves on the Board of Directors of Vishay.

14.          Defendant Glyndwr Smith (“Smith”) is Chairman of the Board of Directors of the Company. She is also the Assistant to the “CEO and Executive Vice President, Marketing Intelligence of Vishay since 2003. Additionally, Smith served as Assistant to the CEO and Senior Vice President, Marketing Intelligence of Vishay from 1991 to 2003.

15.          Defendants Defendant Timothy V. Talbert (“Talbert”) and Hanspeter Eberhardt (“Eberhardt”) are directors of Siliconix, and form the Special Committee.

16.          The defendants named in paragraphs 12 through 15 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of Siliconix and owe them the highest obligations of good faith and fair dealing.

17.          Defendant Vishay, through its approximately 80.4% ownership of Siliconix and having persons affiliated with it on Siliconix’s board, has working control of Siliconix. As such, defendant Vishay is in a fiduciary relationship with plaintiff and the other public stockholders of Siliconix and owes them the highest obligations of good faith and fair dealing.

DEFENDANTS’ FIDUCIARY DUTIES

18.           In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative, fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)          will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)          will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

19.           In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Siliconix, are obligated to:

(a)           refrain from participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           refrain from participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)            refrain from unjustly enriching themselves at the expense or to the detriment of the public shareholders;

(d)           investigate the representations and disclosures made by an offeror such as defendant Vishay, to exercise the highest degree of diligence in doing so, and to act independently, in accordance with the results of that investigation.

20.             Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated the fiduciary duties owed to plaintiff and the other public shareholders of Siliconix, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

21.           Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

22.           Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure §382 on behalf of all holders of Siliconix stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

23.           This action is properly maintainable as a class action.

24.           The Class is so numerous that joinder of all members is impracticable. According to Siliconix’s SEC filings, as of March 9, 2004, Siliconix had 29,879,040 shares of its common stock outstanding.

25.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a)           whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b)          whether the Individual Defendants are engaging in self-dealing in connection with the Proposed Transaction;

(c)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(d)          whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of Siliconix;

(e)           whether the disclosures in defendant Vishay’s tender offer dated April 12, 2005 are adequate and accurate;

(f)           whether the Individual Defendants have breached their fiduciary duty to investigate the tender offer with diligence and to act in accordance with the results of that investigation;

(g)          whether the terms of the Proposed Transaction offer the best price reasonable under the circumstances;

(h)           whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(i)            whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(j)            whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

26.          Plaintiff''s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27.          Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29.           Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED ACQUISITION

31.           On March 3, 2005, it was announced that Vishay offered to acquire all of the outstanding shares of Siliconix it does not already own. Under the terms of the offer, Vishay would exchange 2.64 shares of Vishay common stock for each outstanding share of Siliconix common stock.

32.         On April 12, 2005, Vishay increased the offer to 2.9 shares and launched its tender offer through the filing of an S-4 Registration Statement and Prospectus with the SEC (the “Registration Statement”).

BACKGROUND

33.           In 1998, Vishay acquired an 80.4% interest in Siliconix from Daimler-Benz A.G.(1) at a price of roughly $27.65 per share. The market value of Siliconix shares was over $42 at the time.

34.           Vishay has a strong incentive to keep the share price of Siliconix as low as possible to facilitate the acquisition of the rest of the shares of the Siliconix.

35.           It was (and remains) important to Vishay to acquire the rest of Siliconix so that it would have unfettered access to Siliconix’s cash flow. This was because Vishay had to service the $221 million debt (approximately $20 million per year) resulting from its acquisition of the 80% stake in Siliconix without access to Siliconix’s cash flow.

36.            Vishay made two unsuccessful attempts to acquire the rest of Siliconix in 2001 for grossly inadequate prices.

37.            Since its acquisition of Siliconix, Vishay has seen a sharp decline in its credit rating, and has become heavily in debt.

38.            In 2002 and 2003 Vishay experienced severe financial problems. Its debt was sharply downgraded by rating agencies Moody’s and Standard & Poors.

The Looting Of Siliconix

39.            But almost immediately after acquiring 80% of Siliconix, Vishay acted as if it had acquired 100% of Siliconix and made unfettered use of Siliconix’s assets without regard for Siliconix as an independent entity or the rights of the minority shareholders. The looting began.

40.            In May of 1999, Vishay caused Siliconix to enter into several related party transactions which resulted in Siliconix assets being transferred to Vishay for $6.2 million, which was far less than the assets were worth. Before these forced transactions, Siliconix was receiving an average of $8 million per year from these assets. Since the transaction, Siliconix has been paying Vishay an average of $15 million per year.

41.            In December 1999, Vishay forced Siliconix to extend to Vishay a $75 million line of credit - at a time when Siliconix only bad $58 million in cash.

(1) Vishay failed to acquire the rest of Siliconix in 2001 on terms that were unfavorable to Siliconix's minority shareholders, in part because of the efforts of Mr. Yassin.

42.            Also in 1999, Vishay misappropriated a $40 million Siliconix software system for itself without compensation to Siliconix.

43.           Vishay has also used Siliconix assets as security for Vishay’s loans without providing compensation to Siliconix. In June of 1999, Vishay forced Siliconix to pledge its assets to guarantee over $600 million of Vishay’s credit lines.

44.            Vishay has also applied for and received patents that were developed by Siliconix. In so doing Vishay has misappropriated intellectual property that should belong to Siliconix.

45.           Subsequently, in 2002, Vishay forced Siliconix to extend a line of credit to Vishay in the amount of $100 million. The agreement was later amended so that the loan be in the “best interests of Vishay’s creditors” not Siliconix’s.

46.            Vishay also forced Siliconix to be liable for Vishay’s debt. Thus, if Siliconix wanted to acquire a loan to expand its operations, it would have to bear the burden of Vishay’s enormous debt as well as its own.

47.            In 2003, Vishay entered into a $400 million line of credit with several large banks. Siliconix was forced to enter into a series of negative covenants in connection with this credit line.

48.            For example, Siliconix was not allowed to change its capital structure, expand its business through acquisition, sell or lease any of its assets or guarantee obligations. Thus, Siliconix was essentially frozen in place to be milked by Vishay.

49.            Vishay also issued $500 million in convertible bonds in 2003. The proceeds from these bonds were used to pay earlier credit lines. Siliconix was a “permitted borrower” on the earlier credit lines. But a condition was that if Siliconix borrowed even one dollar, it would be jointly and severally liable for the entire amount of the credit line, i.e., it would be forced to underwrite Vishay’s debt.

Siliconix is Forced to do Business with Vishay, to Siliconix’s Detriment

50.           All of Siliconix’s accounts receivable is collected through Vishay’s sales subsidiaries. For example, when Siliconix makes a sale in North America or Canada and then records an account receivable, the account becomes Vishay’s. However, all risk of loss remains with Siliconix.

51.          Siliconix is forced to do significant business with Vishay. Since the acquisition by Vishay of a majority interest in Siliconix in 1998, Siliconix’s products have been sold by the Vishay worldwide sales organization. Commissions paid to Vishay affiliates were $18.1 million, $16.9 million, and $15.1 million in 2003, 2002, and 2001, respectively.

52.           In North America, sales of Siliconix products are made through Vishay’s North American sales force and the respective sales representative organizations. Moreover, regional sales directors employed by Vishay coordinate these representatives and the North American sales force. Regional sales offices are located in Santa Clara, California and Orange County, California.

53.           In South America, sales of Siliconix products are made by Vishay’s North American sales force and their respective sales representative organizations.

54.           In Europe, sales of Siliconix products are made by Vishay’s European sales force and sales representative organizations. As in North America, sales are made directly to the original equipment manufacturers and through distributors, with approximately 125 locations.

55.           In Japan, sales of Siliconix products are made both by Vishay’s Japan sales force and distributors.

56.           In the Asia-Pacific region (Hong Kong, Korea, Taiwan, the People’s Republic of China and in Southeast Asia) sales of Siliconix products are made both by Vishay’s Asia-Pacific sales force.

57.           Siliconix Limited, a subsidiary of Siliconix, currently occupies, under an agreement with Vishay UK Limited, approximately 2,000 square feet at Vishay’s Bracknell, United Kingdom location, where Siliconix’s European headquarters are located.

58.          In 2001, in addition to products being sold by Vishay’s worldwide sales organizations, Vishay Americas Inc., a wholly owned subsidiary of Vishay, assumed responsibility for collecting Siliconix’s accounts receivable for the North America Region. According to Siliconix’s SEC filings, accounts receivable ownership for the North America region sales is transferred to Vishay Americas Inc. at the gross amount as soon as sales invoices are generated. Vishay Americas Inc. is compensated for accounts receivable collection, credit risk analysis, bad debt exposure, and selling expenses through a commission arrangement at a fixed percentage of sales. Accounts receivable transferred to Vishay Americas Inc. were $53.7 million and $50.3 million in 2003 and 2002, respectively. Commissions paid to Vishay affiliates for North America, Europe, and Asia Pacific sales and related activities were $18.1 million, $16.9 million, and $15.1 million in 2003, 2002, and 2001, respectively.

59.           Siliconix also has a number of agreements with Vishay, including: (1) Administrative Service Sharing Agreements; (2) Centralized Payment Services, (3) Short-Term Loan Agreement, and (4) Management Fees for services provided by the Vishay corporate office.

60.           Administrative Service Sharing Agreements consist of certain service sharing agreements with Vishay and certain of its affiliates. Administrative expenses primarily relate to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support are shared and then allocated to the appropriate party on a periodic basis. During 2003, 2002, and 2001 related parties reimbursed Siliconix $5.4 million, $6.2 million, and $6.0 million, respectively, for administrative expenses incurred by Siliconix on their behalf. During the same periods, Siliconix reimbursed related parties $15.8 million, $8.0 million, and $5.3 million, respectively, for administrative expenses incurred by related parties on Siliconix’s behalf.

61.            Centralized Payment Services between Siliconix and Vishay consist of a centralized payment system for Asian accounts payable and for U.S. accounts payable and U.S. payroll. Accordingly, Siliconix reimburses actual amounts paid by Vishay. Amounts reimbursed by Siliconix were $112.4 million and $108.6 million for Asian accounts payable in 2003 and 2002. Amounts reimbursed by Siliconix were $109.8 million for U.S. accounts payable and $59.4 million for U.S. payroll in 2003. Additionally, in 2003, Siliconix reimbursed $4.4 million of third-party warehouse costs paid by Vishay on Siliconix’s behalf.

62.           Siliconix also pays Management Fees to Vishay for services provided by Vishay, including accounting matters for all SEC filings, investor relations, tax services, cash management, legal services, and the handling of insurance coverage on a global basis. Management fees paid by Siliconix to Vishay were $1.9 million, $1.8 million, and $2.3 million during 2003, 2002, and 2001 respectively.

63.           Additional transactions between Siliconix and Vishay include product sales to Vishay and its affiliates. During 2003, 2002, and 2001 sale were $0.1 million, $0.1 million and $0.2 million, respectively.

64.           Also during 2003, 2002, and 2001, FHG, the company acquired by Vishay concurrent with Vishay’s acquisition of its 80.4% interest in Siliconix, provided wafer fabrication subcontract services to Siliconix. Subcontractor fees were $28.7 million, $23.8 million, and $21.2 million, respectively.

65.           Moreover, a wholly owned subsidiary of Vishay in Israel has provided assembly and testing subcontract services for Siliconix. Subcontractor fees paid were $8.9 million in 2003, $5.0 million in 2002, and $5.1 million in 2001.

Inadequate Disclosures In The Tender Offer

66.          On April 12, 2005, Vishay issued a tender offer to purchase the outstanding shares of Siliconix and filed its Registration Statement with the SEC.

67.          The Registration Statement failed to disclose the risks of a massive potential dilution of Vishay shares, which Siliconix shareholders should be aware of before they decide whether or not to tender their shares.

68.          Vishay has $1.15 billion of convertible notes outstanding which, if converted, would represent a dilution of Vishay stock by 41 million shares. Given that there are only 166 million shares of Vishay outstanding, this risk of dilution is certainly material.

69.           In May 2001, Vishay issued $550 million of notes, $132 million of which are convertible at the holders’ option in June of 2006 at roughly 18 shares per $1000. It is likely these will be converted in 2006 because of the relatively high conversion ratio. If converted, Vishay stock would be diluted by 12 million shares at current prices.

70.           In December 2002, Vishay issued $105 million of convertible notes, which can be converted at one share of Vishay stock for $17 of the notes, or for roughly 6 million shares.

71.           In August 2003, Vishay issued $500 million of 20-year convertible subordinated notes. The notes are convertible at roughly 47 shares of Vishay per $1000 principal, which means, if converted, Vishay stock would be diluted by roughly 23 million shares, or approximately 15%.

72.          These notes are convertible at the option of the holder if any of the following conditions are met:

(a)           If Vishay stock trades at $27.66 per share for 20 of 30 consecutive days;

(b)          If the notes’ credit rating is reduced by either Moody’s or Standard & Poors;

(c)           If the average trading price of the notes is less than 98% of the average last reported sale price of Vishay common stock multiplied by the conversion rate;

(d)          If Vishay calls the notes;

(e)           If certain corporate transactions occur.

73.          A number of other events trigger conversion, including Vishay’s, or any of its subsidiaries’, failure to meet interest payments.

74.          The likelihood of these events must be evaluated and disclosed. However, the Registration Statement fails to disclose this and the risks inherent in exchanging Siliconix stock for Vishay stock.

75.           The Registration Statement sets forth, at page 35, financial forecasts and budget information for both companies, including operating budgets prepared in December 2004. The Prospectus indicates with regard to both companies that “given the recent volatility of the semiconductor industry management has been unable to create a meaningful forecast of financial results beyond one year.”

76.           The information provided is already stale given that four months have passed between the generation of theses forecasts and the filing of the Registration Statement. Even in the normal case, the passage of more than one full business quarter would be significant. However, r in what defendants themselves admit is an extremely “volatile” and rapidly changing industry, making long term forecasting extremely difficult, the passage of four months renders these numbers stale. Defendants had four additional months of financial information available to them when they filed the Registration Statement and defendants have an obligation to update these numbers. For Siliconix shareholders to be able to arrive at a meaningful decision regarding whether or not to tender their share they need to be provided with adequate and up to date disclosures regarding both companies.

77.            Furthermore, defendants through the Registration Statement (pages 31 and 32) make much of the supposed cost savings that will result from the combination, through the reduction of corporate costs, the elimination of overlapping facilities and purchased materials.

78.            The Prospectus also touts the synergies that will result from the combination. However, the Prospectus fails to provide any quantification or analysis detailing these purported cost savings. If Vishay is representing to Siliconix shareholders that they will, as Vishay shareholders receive a whole array of cost savings as a result of the combination they are entitled to a detailed analysis and quantification of these savings.

79.             The Prospectus also fails to describe the fees, expenses and other costs that will be incurred to effect the Transaction. The Transaction may well cost far more to accomplish than the supposed savings that will result from the combination. Regardless, this information is not provided, so Siliconix shareholders cannot possibly determine that for themselves. Both the purported cost savings of the combination and the costs of effecting the Transaction should be quantified and detailed in full so that Siliconix can examine one in light of the other and determine for themselves whether a tender is worthwhile.

80.          The disclosure of Vishay’s poor performance and prospects for future growth has also been given short shrift in the tender offer materials. A thorough analysis should be undertaken and submitted to the Siliconix shareholders to allow them to meaningfully evaluate whether or not to tender their shares.

81.          The Registration Statement also notes that Vishay believes its acquisition of the Siliconix shares will be a tax free event. Registration Statement at p. 6. However, it also appears to note that some part of the exchange may be in consideration for potential liability in certain litigation. Id. at 10-11. If this is the case, then there may be tax ramifications for Siliconix shareholders. Vishay should provide an opinion on this matter.

82.          These omissions render the tender offer materials materially misleading prevent the Siliconix minority shareholders from making an informed decision regarding whether to tender their shares.

SELF-DEALING

83.           By reason of their positions with Siliconix, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Siliconix, and especially the true value and expected increased future value of Siliconix and its assets, which they have not disclosed to Siliconix’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Siliconix’s public shareholders.

84.         The Proposed Transaction is wrongful, unfair and harmful to Siliconix’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

85.          The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders result from at least the following;

(a)          The exchange ratio offered to the public shareholders is inadequate;

(b)             It is in Vishay’s interest to acquire the Company’s shares at the lowest possible ratio, at 2.9 shares of Vishay common stock for each outstanding share of Siliconix common stock. The realizable value from growth and a recovery of the Company’s historic performance is far in excess of the value reflected in the aforementioned exchange ratio; and

(c)           The Siliconix Board is fraught with conflicts. It consists of and is controlled by defendants, who have caused Siliconix to agree to the inadequate terms of the Proposed Transaction to deter more lucrative and fair offers for Siliconix shareholders. Timothy Talbert, a member of the special committee, has a close relationship with defendant Zandman, and as Vishay’s banker, helped Zandman and Vishay finance Vishay’s early acquisitions.

86.           Vishay timed its offer to take advantage of the decline in the market price of Siliconix’s stock. The offer has the effect of capping the market for Siliconix’s stock to facilitate Vishay’s plan to obtain the public interest in Siliconix as cheaply as possible.

87.           Under the circumstances, the director defendants are obligated to maximize the value of Siliconix to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell or combine the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

88.          As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Siliconix’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

89.          In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                  Undertake an appropriate evaluation of Siliconix’s worth as an acquisition candidate.

•                  Act independently so that the interests of Siliconix’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•                Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Siliconix’s public stockholders.

FIRST CAUSE OF ACTION

(Breach of Fiduciary Duties)

90.          Plaintiff repeats and realleges each allegation set forth herein.

91.          The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Siliconix and have acted to put their personal interests ahead of the interests of Siliconix shareholders.

92.          By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Siliconix.

93.           The Individual Defendants have violated their fiduciary duties by entering into a transaction with Siliconix without regard to the fairness of the transaction to Siliconix shareholders.

Defendant Siliconix directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of Siliconix stock.

94.           As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Siliconix because, among other reasons:

(a)          they failed to take steps to maximize the value of Siliconix to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Siliconix stock and to give Vishay an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

(b)          they failed to properly value Siliconix; and

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Acquisition.

(d)          they failed to investigate or verify the accuracy and adequacy of representations and supposed disclosures in the Tender Offer.

95.           Vishay has already caused materially misleading and incomplete information to be disseminated to Siliconix shareholders. Having chosen to issue its Tender Offer materials, Vishay had an obligation to be complete and honest in its disclosures, particularly because Siliconix shareholders must decide whether or not to exchange their shares for Vishay stock. The Registration Statement fails to disclose information material to the Tender Offer, including information necessary to prevent statements in the Registration Statement from being misleading.

96.          Because the Individual Defendants dominate and control the business and corporate affairs of Siliconix, and are in possession of private corporate information concerning Siliconix’s assets (including its actual results which defendants concealed until after the announcement of the acquisition), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Siliconix which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

97.           By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

98.          As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Siliconix’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

99.          Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Siliconix’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

100.         Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

101.         As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Siliconix’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, defendants: will continue to breach their fiduciary duties owed to plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Proposed Transaction terms; and will not supply to Siliconix’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Transaction and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

102.       Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for a preliminary and permanent injunction in his favor and in favor of the Class and against defendants as follows:

A.           Declaring that this action is properly maintainable as a class action;

B.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C.            Directing defendant Vishay to issue a corrected Form S-4 containing accurate and adequate disclosures;

D.           Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Siliconix’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

E.            Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

F.            Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G.            Granting such other and further equitable relief as this Court may deem just and proper.

Dated: April 22, 2005	BRAMSON, PLUTZTK, MAHLER & BIRKHAEUSER, LLP

/s/ Alan R. Plutzik
Alan R. Plutzik
Attorneys for Plaintiff

2125 Oak Grove Road, Suite 120 Walnut Creek, California 94598 Telephone: (925) 945-0200 Facsimile: (925) 945-8792

FARUQI & FARUQI, LLP Nadeem Faruqi Shane Rowley Adam Gonnelli 320 East 39th Street New York, NY 10016 Telephone: (212) 983-9330 Facsimile: (212) 983-9331